 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________
Amendment No. 1

CATCHMARK TIMBER TRUST, INC.
(Name of Subject Company)

CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
(Bidders)
SHARES OF CLASS B-2 AND B-3
COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________

Mark Swenson
CMG Partners, LLC
12828 Northup Way, Suite 110
Bellevue, WA 98005
(425) 376-0693

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$3,600,000	$463.68

*	For purposes of calculating the filing fee only. Assumes the purchase of 200,000 shares of each Class B-2 and B-3 at a purchase price equal to $10 and $8 per Share in cash, respectively.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $463.68
Form or Registration Number: SC TO-T
Filing Party: CMG PARTNERS, LLC
Date Filed: OCTOBER 2, 2014

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC, CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC (collectively the “Purchasers”) to purchase up to 200,000 shares of each Class B-2 and B-3 of common stock (the “Shares”) in CatchMark Timber Trust, Inc. (the “REIT”), the subject company, at a purchase price equal to $10 and $8 per Share, respectively, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated October 2, 2014 (“Offer Date”) and the related Agreement of Assignment and Transfer.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchases, of a total of 28,303 Class B-2 Shares and 25,942 Class B-3 Shares.  Following purchase of all the tendered Shares, the Purchases will own an aggregate of approximately 42,149 Class B-2 Shares and 39,488 Class B-3 Shares, or approximately1.3% and 1.2%, respectively of the total outstanding Shares of each such Class.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           November 13, 2014

CMG LEGACY INCOME FUND, LLC
CMG INCOME FUND II, LLC,
CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC AND
CMG PARTNERS, LLC

By: Mark Swenson, Manager

By:	/s/ Mark Swenson